SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO APPEAL CAT'S RULING THAT THE UK OFT IS NOT "OUT OF TIME" TO INVESTIGATE RYANAIR'S 2006 PURCHASE OF A MINORITY STAKE IN
AER LINGUS, FOUR YEARS AFTER IT WAS ACQUIRED

Ryanair, the world's favourite airline, today (28th July '11) said it would immediately appeal this morning's ruling by the UK Competition Appeal Tribunal ("CAT"), that the UK Office of Fair Trading ("OFT") was not "out of time" when it attempted in Sept' 10 to open an investigation into Ryanair's 2006 acquisition of a minority, non-controlling stake in Aer Lingus.

Ryanair believes that the OFT could and should have decided whether or not to investigate this acquisition within four months of the European Commission's decision (dated 27th June 2007) to prohibit Ryanair's 2006 takeover offer for Aer Lingus.

Following the European Commission's (June 2007) prohibition, the European Commission ruled:

"Since Ryanair is not in a position to exert de jure or de facto control [over Aer Lingus], the Commission is not in a position to require Ryanair to divest its minority shareholding - which is, by the way, not a controlling stake."

       [Neelie Kroes, EU Competition Commissioner - June 2007]

Ryanair's 2006 offer for Aer Lingus was immediately withdrawn.  If, as the CAT has ruled today, the OFT is not out of time, then this throws the entire body of UK merger and acquisition rules into disarray.  In M&A transactions, buyers frequently acquire minority stakes in the targets before launching an offer.  On the basis of the CAT's ruling, the status of such minority stakes will be subject to the uncertainty that the OFT may investigate only after all possible appeals to EU Courts have been completed.  In many cases this can take between 5 to 9 years from the date of the original offer, and would mean that companies run the risk of their minority holdings being challenged by the OFT up to 9 years after they were first acquired.  Ryanair believes that this is bureaucratic and regulatory nonsense.

National antitrust authorities must act in these cases with some degree of speed and certainty.  Current rules clearly require that the OFT investigate such cases within four months of the European Commission's decision, since appeals to EU Courts do not have suspensory effect.  In other words, the OFT cannot wait for up to 9 years before investigating the acquisition of a minority, non-controlling stake.

Ryanair will immediately appeal today's CAT ruling to the Court of Appeal.

Ryanair's Stephen McNamara said:

"We are disappointed with today's CAT ruling, which throws UK merger control regulation into disarray.  Now instead of the certainty that the OFT must act within four months of a European Commission decision, it appears that the OFT can wait for up to 9 years after such decision to decide whether to investigate the acquisition of a minority stake.  This is clearly ludicrous, and means that the OFT can delay a challenge to a minority, non-controlling stake more than 9 years after the original purchase.

"Ryanair believes that the OFT is clearly "out of time" in this purported investigation of Ryanair's minority holding in Aer Lingus.  We have instructed our lawyers to immediately appeal this illogical ruling by the CAT, and we look forward to this ruling being overturned on appeal by the Court of Appeal"

For further information
please contact:                       Stephen McNamara                Joe Carmody
                                                 Ryanair Ltd                               Edelman
                                                 Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 July, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary